

SECURITIES AND EXCHANGE COMMISSION

AA 3/24/2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Countrywide Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Walnut Grove Ave.
(No. and Street)

Rosemead (City) CA (State) 91770-3710 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dean E. Quackenbush 805-381-4227
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Ave., Suite 2000 (Address) Los Angeles (City) CA (State) 90071-1568 (Zip Code)



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH. D.C.
185
SECTION

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dean E. Quackenbush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Countrywide Investment Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Ventura

Notary Public

Signature

Chief Financial Officer
Title


ALEZIA I. GRENNER
Commission # 1490403
Notary Public - California
Ventura County
My Comm. Expires May 18, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Countrywide Financial Holding Company, Inc.)

Financial Statements and Supplementary Information

December 31, 2004

(With Independent Auditors' Report Thereon)

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Countrywide Financial Holding Company, Inc.)

Table of Contents



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Countrywide Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Countrywide Investment Services, Inc. (the Company), a wholly owned subsidiary of Countrywide Financial Holding Company, Inc., as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Countrywide Investment Services, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2005

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Countrywide Financial Holding Company, Inc.)

Statement of Financial Condition

December 31, 2004

Assets		
Cash	$	1,423,627
Deposits with clearing company		50,000
Accounts receivable		55,879
Property, equipment, and capitalized software, at cost, net of accumulated depreciation and amortization of $75,968		73,654
Prepaid expenses		31,561
Total assets	$	1,634,721
Liabilities and Stockholder's Equity		
Accounts payable and accrued liabilities	$	52,038
Due to affiliate		7,412
Total liabilities		59,450
Stockholder's equity:		
Common stock $1 par value. Authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		3,989,000
Accumulated deficit		(2,414,729)
Total stockholder's equity		1,575,271
Total liabilities and stockholder's equity	$	1,634,721

See accompanying notes to financial statements.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Countrywide Financial Holding Company, Inc.)

Statement of Operations

Year ended December 31, 2004

Revenues:		
Commissions, fees, and other income	$	739,691
Interest earned		81,272
Total revenues		820,963
Expenses:		
Salaries and related benefits		684,098
Professional		85,813
Occupancy		35,369
Office		51,444
Marketing		64,269
Clearing firm		90,000
Licenses and fees		50,884
Interest		56,025
Data processing		77,015
Depreciation and amortization		23,206
Other operating		44,433
Total expenses		1,262,556
Loss before income tax benefit		(441,593)
Income tax benefit		174,431
Net loss	$	(267,162)

See accompanying notes to financial statements.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Countrywide Financial Holding Company, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2004

	Number of shares		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balances at December 31, 2003	1,000	$	1,000	2,689,000	(2,147,567)	542,433
Capital contributed by Parent	—		—	1,300,000	—	1,300,000
Net loss	—		—	—	(267,162)	(267,162)
Balances at December 31, 2004	1,000	$	1,000	3,989,000	(2,414,729)	1,575,271

See accompanying notes to financial statements.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Countrywide Financial Holding Company, Inc.)

Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:		
Net loss	$	(267,162)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization		23,206
Increase in accounts receivable		(43,225)
Increase in prepaid expenses		(7,266)
Increase in accounts payable and accrued liabilities		25,015
Net cash used by operating activities		(269,432)
Cash flows from investing activities:		
Capital expenditures		(37,893)
Cash flows from financing activities:		
Decrease in due to affiliate		(2,090,113)
Capital contributed by Parent		1,300,000
Net cash used by financing activities		(790,113)
Net decrease in cash		(1,097,438)
Cash at beginning of year		2,521,065
Cash at end of year	$	1,423,627

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) *Organization*

Countrywide Investment Services, Inc. (the Company) is a wholly owned subsidiary of Countrywide Financial Holding Company, Inc. (the Parent), which in turn is a wholly owned subsidiary of Countrywide Financial Corporation, Inc. (CFC). The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC), the National Association of Securities Dealers (the NASD), and the Municipal Securities Rule Making Board (the MSRB). The Company became a licensed broker-dealer with the NASD on July 12, 2000. The Company engages in trades of stocks, bonds, municipal securities, mutual funds, and annuities with retail customers. Transactions are cleared on a fully disclosed basis through National Financial Services, LLC (NFS), or in the case of "application way" transactions, directly at the issuing entity. The Company receives customer funds and promptly transmits them to NFS, mutual fund administrators, insurance companies, and other organizations, as required.

The Company conducts its business through registered representatives who are also fully salaried employees of an affiliate banking entity, Countrywide Bank, a division of Treasury Bank, N. A., (the Bank). The Bank, also a wholly owned subsidiary within the Countrywide family of companies, serves retail banking customers. At year-end, these employees operated within 48 "Financial Centers" distributed throughout various states, currently including California, Florida, Texas, Arkansas, Pennsylvania, Colorado, Illinois, and New Jersey. The Company has instituted extensive procedures, training, and notices to ensure the "nondeposit investment" and "deposit" businesses remain properly distinct.

The Company primarily recommends only "packaged products" – mutual funds, municipal fund securities (commonly called 529 plans), and annuity products, limiting execution of direct equity transactions to an "unsolicited" basis. The Company has entered into formal selling agreements with nine mutual fund companies, five variable annuity and three fixed annuity carriers to sell these products, and receives from them approved sales material and prospectuses.

(b) *Significant Accounting Policies*

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (Continued)

(c) Commission Revenue

Commission revenue earned from customer transactions is recorded on a trade-date basis. There are two primary sources of commission revenue generated by the Company, as follows:

1. *Direct Revenue* – Direct revenue consists of commissions generated from customer transactions on trades that are placed directly with package providers, as opposed to transactions processed through the Company's clearing firm. The majority of the direct revenue is generated from the sales of variable annuities, fixed annuities, and mutual funds.

2. *Clearing Firm Revenue* – Clearing firm revenue consists of commissions generated from customer transactions on trades that are processed through the Company's clearing firm. Clearing firm revenue generally consists of commissions earned on the sales of mutual funds and stocks.

(d) Income Taxes

CFC and its subsidiaries, including the Company, have elected to file consolidated federal and combined state income and franchise tax returns. The policy of the Parent is for each member of the consolidated group to recognize tax expense or benefit based on that member's financial statement income or loss at the rate of 39.5%, the effective tax rate of the consolidated group. Certain elements of the Company's financial statement income (such as deferred compensation expense, bad debt expense, foreign taxes, and depreciation and amortization expense) may be recognized for tax purposes in years other than in the years in which the financial statement expense or benefit is recognized. The Parent's policy requires intercompany settlement (recordation through the intercompany account) of the aggregate of all current and deferred taxes as current items in the month that the financial statement expense or benefit is recognized; thus, the Company has no deferred tax assets or liabilities (see note 3). In addition, tax benefits from stock option plans are retained by CFC.

(e) Stock Option Plans

The Company participates in the CFC stock-based compensation plans (the Plans) that provide for the granting of both qualified and nonqualified options to employees and directors of the Company. Options are generally granted at the average market price of CFC's common stock on the date of grant and are exercisable beginning one year from the date of grant and expire up to ten years from the date of grant. Options granted to directors vest one year from date of grant. All other options vest at 25% per year, following one year from date of grant. The Company accounts for these Plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No compensation expense related to these stock options has been recognized in earnings as all options granted under the Plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. During 2004, CFC declared a 3-for-2 stock dividend in April and a 2-for-1 stock dividend in August, which has been reflected in the stock option table below.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Countrywide Financial Holding Company, Inc.)

Notes to Financial Statements

December 31, 2004

Stock option transactions for the Company under the Plans were as follows for the year ended December 31, 2004:

	Number of shares		Weighted average exercise price
Outstanding options at beginning of year	39,924	$	9.52
Options granted	4,494		31.86
Options exercised	(6,994)		9.50
Options expired or canceled	—		—
Outstanding options at end of year	37,424	$	12.21
Options exercisable at end of year	20,295	$	7.40

Status of the outstanding stock options under the Plans as of December 31, 2004 was as follows:

	Outstanding options				Exercisable options		
Exercise price range	Weighted average remaining contractual life (years)	Number		Weighted average exercise price	Number		Weighted average exercise price
$ 3.79 – 7.57	2.4	17,180	$	6.77	17,180	$	6.77
7.58 – 11.36	6.7	6,666		9.79	2,205		9.83
11.37 – 15.14	8.1	7,374		13.52	820		12.80
15.15 – 22.71	8.4	1,710		18.98	90		18.98
30.28 – 34.07	4.2	4,494		31.86	—		—
3.79 – 34.07	4.8	37,424	$	12.21	20,295	$	7.40

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provision of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation for the year ended December 31, 2004:

Net loss as reported	$	(267,162)
Deduct total stock-based compensation expense determined under fair-value-based method for all awards, net of related tax effects		(24,995)
Pro forma net loss	$	(292,157)

(Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the year ended December 31, 2004:

Expected life in years	5 years
Risk-free interest rate	2.89%
Dividend yield	0.85%
Volatility	36%

The weighted average fair value of options granted in 2004 was $10.64.

(f) ***Property, Equipment, and Capitalized Software***

Property, equipment, and capitalized software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are charged to expense over the estimated useful lives of the assets on a straight-line basis. Estimated useful lives for property, equipment, and capitalized software range from four to ten years.

(2) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15-to-1 (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10-to-1). At December 31, 2004, the Company had computed net capital, based on Rule 15c3-1, of $1,467,094, which was $1,417,094 in excess of required net capital.

The Company is exempt from the provisions of Rule 15c3-3 since the Company's activities are limited to those set forth in the conditions for exception appearing in paragraph (k)(2)(ii) of that Rule. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

(3) Transactions with Affiliates

During 2004, the Company paid affiliates $21,213 for data processing services, $35,369 for rent, and $48,960 for accounting and consulting services. The Company had unsecured intercompany borrowings from affiliates totaling $7,421 at December 31, 2004. Interest expense of $56,025 was charged on the intercompany borrowings using a weighted average rate of 3.76% for the year ended December 31, 2004. The average monthly intercompany borrowing balance used to calculate the above interest expense in 2004 was $1,489,116.

The majority of interest income is generated via an intercompany billing to the Company's parent and is based on the cash balance in the Company's non-interest bearing cash account held with a nonaffiliated financial institution. The balance in this account at year-end was $1,423,627. The Company earned a weighted average interest rate of 3.68% for the year ended December 31, 2004.

(Continued)

In August 2004, the Company used available cash of $2,287,038 to extinguish intercompany debts and liabilities owed to the Parent as of July 31, 2004. Also in August 2004, the Parent made a cash capital contribution to the Company of $1,300,000.

During 2004, the Parent paid $29,000 in discretionary bonuses that were not charged to the Company and, accordingly, were not reflected in the accompanying financial statements.

(4) Employee Benefit Plans

Eligible full-time employees are covered under CFC's defined benefit plans, including medical, dental, life insurance, dependent care, and others. A portion of the employee benefit plan expense is allocated to the Company based upon the Company's employee's participation in these plans.

Eligible full-time employees of the Company are also covered under CFC's defined benefit pension and tax-deferred savings and investment plans. A portion of the benefit plan expense is allocated to the Company based upon the percentage of the Company's salary expense to the total salary expense of CFC and its subsidiaries and based upon the Company's employee's participation in these plans. The Company expense related to these plans was $18,892 for the year ended December 31, 2004. Since the Company participates in these plans with other subsidiaries of CFC, an analysis setting forth the funding status at December 31, 2004 cannot be separately determined for the Company.

(5) Concentration of Credit Risk

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, uninsured amounts held at this financial institution totaled $1,323,627. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

SUPPLEMENTARY INFORMATION

Schedule I

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Countrywide Financial Holding Company, Inc.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2004

Net capital:		
Stockholder's equity	$	1,575,271
Total capital		1,575,271
Deductions and/or charges:		
Nonallowable assets:		
Property, equipment, and capitalized software, net		73,654
Prepaid expense		31,561
Other assets		2,962
Total nonallowable assets		108,177
Total deductions and/or charges		108,177
Net capital before haircuts on securities		1,467,094
Haircuts on securities		—
Net capital	$	1,467,094
Computation of net capital requirement:		
Aggregate indebtedness	$	59,450
Net capital required (6-2/3% of aggregate indebtedness)		3,963
Excess net capital (based on $50,000 minimum requirement)		1,417,094

There are no material differences between the above computation and the computation included with the Company's Focus II form X-17A-5 for the year ended December 31, 2004.

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report
on Internal Control Required by Rule 17a-5
of the Securities and Exchange Commission

The Board of Directors
Countrywide Investment Services, Inc.:

In planning and performing our audit of the financial statements of Countrywide Investment Services, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the

effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2005